SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME nº 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE ON RELATED PARTIES TRANSACTIONS

AMBEV S.A. (“Company”) informs its investors and the market in general the information required in Annex 30-XXXIII of CVM Instruction No. 480/09, as amended, regarding transactions of import, licensing and distribution of products of the brands Corona, Modelo Especial and Negra Modelo (“Corona Products”) by its Canadian subsidiary, Labatt Brewing Company Ltd. (“Labatt” and, jointly with the Company, “Issuer”), as per the terms of the negotiations with Cervecería Modelo de México, S. de R.L. de C.V. (“Cervecería Modelo”), a company controlled by the indirect controlling shareholder of the Company, Anheuser-Busch InBev SA/NV (“AB InBev”), in conformity with the required corporate approvals of the Company (“Transactions”)1.

Parties	Labatt and Cervecería Modelo
Relationship between the parties and the Issuer	Cervecería Modelo and the Issuer are under common control of AB InBev.
Object and main terms of the Transactions

The purpose of the Transactions is the import, licensing and distribution of the Corona Products in Canada, manufactured by Cervecería Modelo and part of the Issuer’s portfolio.

In exchange for the import, licensing and distribution of the Corona Products in the referred territory, the Issuer compensates Cervecería Modelo through the payment of a price composed of cost added by a mark-up determined with basis on the regional position of the brands in each country.

Possible involvement of the counterparty, its partners or managers in the decision process concerning the Transactions or the negotiation of the Transactions as representatives of the Issuer

Neither Cervecería Modelo nor its partners or managers participated in the Issuer’s decision concerning the Transactions and their terms, as well as they did not act as representatives of the Issuer on the relevant negotiations.

The Issuer’s decision was made independently, following the rules of the Policy on Transactions with Related Parties and the Bylaws of the Company. The Transactions were analyzed and recommended by the Related Parties and Antitrust Conducts Committee of the Company and, subsequently, were analyzed and approved by the Company’s Board of Directors, provided that no Board member related to Cervecería Modelo and/or to AB InBev participated in the discussions concerning the Transactions nor in the resolutions authorizing their execution.

Detailed justification of the reasons why the management of the issuer considers that the Transactions complied with the commutative conditions or provides for an adequate compensatory payment

The Corona Products are part of the Issuer’s portfolio and are currently manufactured by Cervecería Modelo, owner of the brands related to such products, reason for which there is no need of proposal requests or performance of price submission procedures.

The acquisition of the Corona Products by the Issuer is justified by the part such products play in the Issuer’s long-term commercial strategy, which includes the scaled expansion on the premium segment. As an example, in 2019, the development of Corona in Canada, along with other premium brands of the Issuer’s portfolio, assured our position of leadership in the beer market of the country.

Given the brand’s strength, the Corona Products have high receptivity among different markets (including Canada), presenting strong preference among consumers. Therefore, considering a joint study of growth potential and long-term value creation, the distribution of such products is aligned with the Issuer’s strategy.

The management of the Issuer carried out a detailed analysis of the terms of the Transactions, which were based on conditions previously practiced by Cervecería Modelo with independent distributors (when existent), or conditions observed by other companies controlled by AB InBev that import the same products from Cervecería Modelo (conditions which were established in accordance with a transfer price study prepared by a renowned audit and consulting company), ensuring, therefore, the compliance of such terms with arm’s length business assumptions.

1 When segregating the transactions of the Company and its subsidiary with related parties by parties and common matters, in order to identify “related transactions”, there are only the Transactions involving an amount higher than R$50,000,000.00.

São Paulo, July 3, 2020.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer